Pricing Supplement No. 7	Filed pursuant to Rule 424(b)(3)
(To prospectus supplement dated March 26, 2021 and prospectus dated March 26, 2021)	Registration No. 333-254767 February 26, 2024

RYDER SYSTEM, INC.

Medium-Term Notes

(Registered Notes-Fixed Rate)

Due Nine Months or More

from Date of Issue

As used in this pricing supplement, “Company,” “we,” “our,” and “us” refer only to Ryder System, Inc. and not to any of its subsidiaries, except where the context otherwise requires.

The Company has filed a registration statement (including a prospectus dated March 26, 2021 and a prospectus supplement dated March 26, 2021) with the Securities and Exchange Commission (the “SEC”), for the offering and sale of $350,000,000 aggregate principal amount of 5.300% Notes due 2027 (the “2027 Notes”) and $550,000,000 aggregate principal amount of 5.375% Notes due 2029 (the “2029 Notes” and, together with the 2027 Notes, the “Notes”) to which this pricing supplement relates. You should read these documents and any other documents relating to the Notes that the Company has filed with the SEC for more complete information about the Company and the Notes. You may obtain these documents for free from the SEC website at www.sec.gov.

The following terms apply to the 2027 Notes:

Trade Date:	February 26, 2024

Principal Amount:	$350,000,000

Public Offering Price:	99.891%

Issue Date:	February 29, 2024 (T+3)

Maturity Date:	March 15, 2027

Interest Rate:	5.300%

Day Count:	30/360

Net Proceeds to Ryder (before expenses):	$348,393,500

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing September 15, 2024 (long first coupon) and at Maturity.

Underwriters’ Discount:	0.350%

Record Dates:	March 1 and September 1

Form:	☒ Book Entry ☐ Certificated

Redemption:	☐ The Notes cannot be redeemed prior to maturity

☒ The Notes may be redeemed prior to maturity

Optional Redemption:	☐ No

☒ Yes

CUSIP No.:	78355HLA5

The following terms apply to the 2029 Notes:

Trade Date:	February 26, 2024

Principal Amount:	$550,000,000

Public Offering Price:	99.975%

Issue Date:	February 29, 2024 (T+3)

Maturity Date:	March 15, 2029

Interest Rate:	5.375%

Day Count:	30/360

Net Proceeds to Ryder (before expenses):	$547,112,500

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing September 15, 2024 (long first coupon) and at Maturity.

Underwriters’ Discount:	0.500%

Record Dates:	March 1 and September 1

Form:	☒ Book Entry ☐ Certificated

Redemption:	☐ The Notes cannot be redeemed prior to maturity

☒ The Notes may be redeemed prior to maturity

Optional Redemption:	☐ No

☒ Yes

CUSIP No.:	78355HKZ1

Other Terms

Prior to February 15, 2027 (one month prior to the maturity date of the 2027 Notes) (the “2027 Par Call Date”), in the case of the 2027 Notes, and February 15, 2029 (one month prior to the maturity date of the 2029 Notes) (the “2029 Par Call Date”), in the case of the 2029 Notes, we may redeem the applicable series of Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(i)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the 2027 Par Call Date, in the case of the 2027 Notes, or the 2029 Par Call Date, in the case of the 2029 Notes) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, in the case of the 2027 Notes, and 20 basis points, in the case of the 2029 Notes, less (b) interest accrued to the redemption date, and

(ii)  100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2027 Par Call Date, in the case of the 2027 Notes, and the 2029 Par Call Date, in the case of the 2029 Notes, we may redeem the applicable series of Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” means, with respect to any redemption date, the yield determined by us in accordance with the following two paragraphs:

The Treasury Rate shall be determined by us after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) – H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities- Treasury constant maturities-Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, we shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the applicable Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the applicable Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, we shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the applicable Par Call Date, as applicable. If there is no United States Treasury security maturing on the applicable Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the applicable Par Call Date, one with a maturity date preceding the applicable Par Call Date and one with a maturity date following the applicable Par Call Date, we shall select the United States Treasury security with a maturity date preceding the applicable Par Call Date. If there are two or more United States Treasury securities maturing on the applicable Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, we shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Our actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but no more than 60 days before the redemption date to each holder of Notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption.

Repayment at Option of Holder:	☒ If we experience a Change of Control Triggering Event, we will be required to offer to purchase the Notes from holders as described in the accompanying prospectus supplement under “Offer to Redeem Upon Change of Control Triggering Event.”

Discount Note:	☐ Yes ☒ No

Total Amount of OID:	N/A

Yield to Maturity:	N/A

Initial Accrual Period OID:	N/A

Joint Book-Running Managers

Morgan Stanley	MUFG	PNC Capital Markets LLC		US Bancorp	Wells Fargo Securities

Senior Co-Managers

BNP PARIBAS	BofA Securities	Comerica Securities	Mizuho	RBC Capital Markets	Regions Securities LLC	Truist Securities

Co-Managers

Academy Securities	CastleOak Securities, L.P.	Fifth Third Securities	KeyBanc Capital Markets	TD Securities

Underwriters Capacity:		☐ As agent	☒ As principal

If as principal:		☐ The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

☒ Each series of Notes is being offered at a fixed initial public offering price equal to the applicable Public Offering Price (as a percentage of Principal Amount).

Legal Matters

The validity of the securities will be passed upon for us by Sullivan & Cromwell LLP, New York, New York, and for the Underwriters by Mayer Brown LLP, Chicago, Illinois. Certain legal matters relating to Florida law will be passed upon by David M. Beilin, Associate General Counsel of the Company. Mr. Beilin owns shares of common stock of the Company.

In the opinion of David M. Beilin, Associate General Counsel of the Company, the Notes have been duly authorized by the Company. The foregoing opinion is based in part upon Federal and Florida laws as they are currently compiled and reported on by customary reporting services. It is possible that provisions affecting the foregoing opinion might have been enacted but not reflected in such reporting services. Mr. Beilin is not currently aware of the passage of any such provisions and expresses no opinion as to laws other than the laws of the State of Florida and the Federal laws of the United States of America. In addition, this opinion is subject to customary assumptions about the genuineness of signatures and Mr. Beilin’s reliance on certificates as to certain factual matters, all as stated in his opinion filed as Exhibit 5.2 filed with the Registration Statement on Form S-3 filed with the SEC on March 26, 2021.

In the opinion of Sullivan & Cromwell LLP, as counsel to the Company, assuming the Notes have been duly authorized under Florida law, when the Notes have been duly executed, issued and delivered under Florida law and have been executed and authenticated in accordance with the indenture, dated as of October 3, 2003 (the “indenture”), between the Company and U.S. Bank Trust Company, National Association (successor trustee to The Bank of New York Mellon Trust Company, N.A.), as trustee (the “Trustee”), and issued and sold as contemplated by this Pricing Supplement, the Notes will constitute valid and legally binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York, and counsel is expressing no opinion as to the effect of the laws of any other jurisdiction. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and such counsel’s reliance on the Company and other sources as to certain factual matters, all as stated in counsel’s opinion filed as Exhibit 5.1 to the Registration Statement on Form S-3 filed with the SEC on March 26, 2021.

Terms of Notes

Master Global Book-Entry Notes

The Notes will be represented by a global security. Generally, all securities represented by the same global security will have the same terms. Issuers may, however, issue a global security that represents multiple securities of the same kind, such as debt securities, that have different terms and are issued at different times. We call this global security a master global security. We have elected to issue a master global security that represents each series of our Medium-Term Notes and will represent the Notes offered hereby. The terms of the Notes described in this Pricing Supplement will be incorporated by reference into the master global security.

Trustee

U.S. Bank Trust Company, National Association (successor trustee to The Bank of New York Mellon Trust Company, N.A.), is the Trustee under the indenture. An affiliate of the Trustee is a lender under the Company’s global revolving credit facility, and the Company may maintain other banking relationships in the ordinary course of business with the Trustee or its affiliates.

Plan of Distribution

Under the terms and subject to the conditions of the Selling Agency Agreement, dated March 26, 2021, among the Company and Academy Securities, Inc., BNP Paribas Securities Corp., BofA Securities, Inc., CastleOak Securities L.P., Comerica Securities, Inc., Commerz Markets LLC, Fifth Third Securities, Inc., KeyBanc Capital Markets Inc., Mizuho Securities USA LLC, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., PNC Capital Markets LLC, RBC Capital Markets, LLC, Regions Securities LLC, TD Securities (USA) LLC, Truist Securities, Inc., and U.S. Bancorp Investments, Inc., as well as under the terms of the Terms Agreement, dated February 26, 2024, among the Company and Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., PNC Capital Markets LLC, U.S. Bancorp Investments, Inc., and Wells Fargo Securities, LLC as representatives of the underwriters named below (collectively, the “Underwriters”), the Underwriters have agreed severally to purchase and the Company has agreed to sell the Notes to the Underwriters in the respective principal amounts set forth below:

Underwriters	Principal Amount of 2027 Notes	Principal Amount of 2029 Notes
Morgan Stanley & Co. LLC	$52,500,000	$82,500,000
MUFG Securities Americas Inc.	52,500,000	82,500,000
PNC Capital Markets LLC	52,500,000	82,500,000
U.S. Bancorp Investments, Inc.	52,500,000	82,500,000
Wells Fargo Securities, LLC	52,500,000	82,500,000
BNP Paribas Securities Corp.	9,500,000	14,929,000
BofA Securities, Inc.	9,500,000	14,929,000
Comerica Securities, Inc.	9,500,000	14,929,000
Mizuho Securities USA LLC	9,500,000	14,929,000
RBC Capital Markets, LLC	9,500,000	14,928,000
Regions Securities LLC	9,500,000	14,928,000
Truist Securities, Inc.	9,500,000	14,928,000
Academy Securities, Inc.	4,200,000	6,600,000
CastleOak Securities, L.P.	4,200,000	6,600,000
Fifth Third Securities, Inc.	4,200,000	6,600,000
KeyBanc Capital Markets Inc.	4,200,000	6,600,000
TD Securities (USA) LLC	4,200,000	6,600,000

Total	$350,000,000	$550,000,000

The Underwriters are committed to take and pay for all of the Notes if any are taken.

The Underwriters have advised the Company that they propose initially to offer part of the Notes directly to the public at the applicable Public Offering Price set forth in this Pricing Supplement.

The Underwriters and certain of their affiliates may engage in transactions with and perform investment banking and commercial lending services for the Company and certain of its affiliates from time to time in the ordinary course of business, for which they receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the agents and their affiliates may make or hold a broad array of investments, including acting as counterparties to certain derivative and hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the agents or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such agents and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereunder. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereunder. The agents and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. Additionally, U.S. Bancorp Investments, Inc., one of the agents, is an affiliate of the Trustee.

Delivery is expected to be made against payment for the Notes on February 29, 2024, which will be the third business day following the date hereof (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the second business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.